Flamel Technologies Announces Third Quarter 2012 Results

And Other Updates

Conference call with management to take place at 8:30 AM EST on November 5, 2012

Lyon, France – November 5, 2012 - Flamel Technologies (NASDAQ: FLML) today announced its financial results for the third quarter of 2012. Highlights from the quarter and subsequent period include:

•	Flamel’s New Drug Application (NDA) was accepted by the FDA in October 2012 with Prescription Drug User Fee Act (PDUFA) target action date of May 31, 2012.
•	If approved, this new hospital-based product under FDA review is expected to have peak annual revenue potential of $25 to $35 million with gross margins comparable to those generated in the proprietary pharmaceutical business.
•	On November 2, 2012, Flamel received notice from Merck Serono that it has decided to terminate for convenience its development and license agreement with Flamel for long-acting interferon beta-1a (IFN-β XL).
•	Management is continuing to advance internal pipeline and aggressive pursuit of external business development opportunities.
•	Flamel had $15.6 million of cash and marketable securities as of September 30, 2012.

“The recent acceptance of our NDA is an important milestone in our transition into a more independent commercial-stage company,” stated Mike Anderson, Flamel’s chief executive officer. Mr. Anderson continued, “Unfortunately, we believe that while the technology was progressing, the IFN-β XL product’s profile and its development timelines no longer met Merck Serono’s commercial needs. Despite this termination, we will continue to work toward making steady progress in both the innovative and project-based sides of our business, and look forward to sharing updates in the future. We recognize that the ability to complement our core revenue streams with new proprietary products is key to providing both sustainable revenue and earnings growth for Flamel.”

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Flamel’s Third Quarter Results

Flamel reported total revenues during the third quarter of 2012 of $5.4 million versus $10.4 million in the year-ago period. The decrease was primarily driven by lower product sales and services, as the third quarter 2011 included an up-front payment and modified pricing structure for purchases of Coreg CR’s microparticles that resulted from the signing of a new supply agreement with GSK. License and research revenues were $1.7 million during the third quarter of 2012 versus $2.7 million in the third quarter of 2011, reflecting in part the aforementioned slowdown in development efforts for IFN-β XL. Product sales and services during the third quarter of 2012 were $2.1 million versus $5.2 million during the year-ago quarter. Other revenues in the third quarter of 2012, consisting primarily of royalty income from GSK on the sales of Coreg CR, were $1.6 million versus $2.5 million in the third quarter of 2011.

Total costs and expenses during the third quarter of 2012 increased to $10.4 million versus $9.2 million in the year-ago period. Costs of goods and services sold for the third quarter of 2012 were $1.5 million compared to $1.1 million in the third quarter of 2011. Research and development costs in the third quarter of 2012 totaled $6.2 million versus $5.5 million in the year-ago period. This increase was primarily a result of increased spending to support the Company’s expanded proprietary pipeline. Selling, general, and administrative costs were $3.1 million in the third quarter of 2012 versus $2.6 million in the third quarter of 2011, primarily resulting from to $0.7 million in Éclat-related expenses in the third quarter of 2012 not present during the prior-year period, partially offset by certain cost-saving measures. Total interest expense of $1.4 million includes $1.5 million of non-cash expense related to calculated interest expense on the consideration payable on the Éclat transaction, partially offset by interest earned on our cash balance.

Net loss for the third quarter of 2012 was $6.4 million versus a net income of $1.7 million in the year-ago period. Net loss per share (basic and diluted) was $0.26 versus earnings per share (basic and diluted) of $0.07 in the third quarter of 2011. Net loss and loss per share (basic and diluted) for the third quarter of 2012 excluding the impact of the re-measurement of the fair value of acquisition liabilities was $5.3 million and $0.21, respectively.

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A conference call to discuss these results and other updates is scheduled for 8:30 AM Eastern Standard Time Monday, November 5, 2012. A question and answer period will follow management’s prepared remarks. To participate in the conference call, investors are invited to dial 888-438-5524. The conference ID number is 9243089. The conference call webcast may be accessed at www.flamel.com. A replay of the call will be available for 14 days, within a few hours after the call ends. Investors may listen to the replay of the call by dialing 888-203-1112 (U.S.) or +1-719-457-0820 (international), with the passcode 9243089. A replay of the webcast will also be archived on Flamel's website for 90 days following the call.

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About Flamel Technologies. Flamel Technologies SA’s (NASDAQ: FLML) business model is to blend high-value internally developed products with its leading drug delivery capabilities. The Company has a proprietary pipeline of niche specialty pharmaceutical products, while its drug delivery platforms are focused on the goal of developing safer, more efficacious formulations of drugs to address unmet medical needs. Its partnered pipeline includes biological and chemical drugs formulated with its Medusa® and Micropump® (and its applications to the development of liquid formulations, i.e. LiquiTime™ and of abuse-deterrent formulations Trigger Lock™) proprietary drug delivery platforms. Several Medusa-based products have been successfully tested in clinical trials; Medusa’s lead internal product candidate IFN-alpha XL (long-acting interferon alpha-2b) is completing a Phase 2 trial in HCV patients for which the latest results will be presented at the American Association for the Study of Liver Diseases (AASLD 2012) held on Nov. 9-13 in Boston. The Company has developed products and manufactures Micropump-based microparticles under FDA-audited GMP guidelines. Flamel Technologies has collaborations with a number of leading pharmaceutical and biotechnology companies, including GlaxoSmithKline (Coreg CR®, carvedilol phosphate). The Company is headquartered in Lyon, France and has operations in St. Louis, Missouri, USA, and manufacturing facilities in Pessac, France. Additional information may be found at www.flamel.com.

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Contact:	Michael S. Anderson
Phone:	33 (0) 4 72 78 34 34
Fax:	33 (0) 4 72 78 34 35
E-mail:	anderson@flamel.com

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This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words "anticipate," "assume," "believe," "expect," "estimate," "plan," "will," “may,” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that the acquisition of Éclat Pharmaceuticals may not be successfully integrated or that certain payment acceleration events may be triggered; the new hospital-based product under FDA review may not be approved or such approval may be delayed; the reacquisition of the exclusive rights to rights to develop and commercialize IFN-β XL worldwide and identification of an alternative strategic partner for the program may not be successful; the identified opportunities will not result in shorter-term, high value results; clinical trial results may not be positive or our partners may decide not to move forward; management transition to a new chief executive officer may be disruptive or not succeed as planned; products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements; products in development may not achieve market acceptance; competitive products and pricing may hinder our commercial opportunities; we may not be successful in identifying and pursuing opportunities to develop our own product portfolio using Flamel’s technology; and the risks associated with our reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on Form 20-F for the year ended December 31, 2011 that has been filed with the Securities and Exchange Commission (SEC). All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.

Condensed Consolidated Statements of Operations

(amounts in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2011	2012	2011	2012
Revenue:
License and research revenue	$2,700	$1,710	$8,396	$5,874
Product sales and services	5,239	2,063	9,153	7,494
Other revenues	2,495	1,625	6,402	5,423
Total revenue	10,434	5,398	23,951	18,791
Costs and expenses:
Cost of goods and services sold	(1,129)	(1,500)	(4,434)	(4,365)
Research and development	(5,475)	(6,246)	(19,179)	(19,953)
Selling, general and administrative	(2,590)	(3,107)	(7,644)	(11,203)
Remeasurement of acquisition liabilities	-	417	-	7,172
Total	(9,194)	(10,436)	(31,257)	(28,349)

Profit (loss) from operations	1,240	(5,038)	(7,306)	(9,558)

Interest income (loss) net (1)	147	(1,355)	472	(2,796)
Foreign exchange gain (loss)	375	(95)	155	(72)
Other income (loss)	(12)	15	129	91

Income (loss) before income taxes	1,750	(6,473)	(6,550)	(12,335)
Income tax benefit (expense)	(47)	48	(133)	5
Net income (loss)	$1,703	$(6,425)	$(6,683)	$(12,330)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$0.07	$(0.26)	$(0.27)	$(0.49)
Diluted earnings (loss) per share	$0.07	$(0.26)	$(0.27)	$(0.49)

Weighted average number of shares outstanding (in thousands) :

Basic	24,646	25,157	24,646	25,109
Diluted	24,971	25,157	24,646	25,109

(1) Includes impact of passage of time on valuation of acquisition liabilities.

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